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                   (CANWEST GLOBAL COMMUNICATIONS CORP. LOGO)

                                  NEWS RELEASE

For Immediate Release
September 14, 2006

                CANWEST AWARDED SECOND FM RADIO LICENCE IN THE UK

WINNIPEG: CanWest Global Communications Corp. was today awarded a commercial radio licence to launch a second FM radio station in the UK. The new station, Original 106fm will be located in Bristol, a major coastal commercial centre west of London. Bristol is the eighth largest city in the UK and will provide the new station with a potential audience of approximately 500,000.

Original 106fm will provide Adult Alternative format, targeting a 40-59 age demographic and playing an eclectic mix of music from a wide range of artists, as well as providing 24-hour local news coverage. No launch date has been announced.

"CanWest is extremely pleased to be awarded a second radio licence in the UK" said Tom Strike, President of CanWest MediaWorks International. "Original 106fm will extend CanWest's radio presence in the UK, which began with another Original 106 in Southampton, which will go on-air on October 1."

CanWest has developed successful and popular radio formats in several markets including Canada and, in particular, New Zealand where CanWest RadioWorks broadcasts to the entire country in a variety of formats under six different national radio brands. Most recently the Company acquired four radio stations in Turkey two of which have national coverage while the other two serve Istanbul, Turkey's largest and most affluent urban market.

"We will be applying for additional radio licences in the UK, which will hopefully further expand our presence in that market," added Leonard Asper, CanWest's President and Chief Executive Officer.

This news release contains certain comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company disclaims any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

CanWest Global Communications Corp. (www.canwestglobal.com), an international media company listed on the TSX (trading symbols: CGS and CGS.A) and NYSE (trading symbol: CWG), is Canada's largest media company. CanWest is Canada's

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largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, Singapore, Malaysia, Turkey and the United Kingdom.

For further information, contact:

Geoffrey Elliot
Vice President, Corporate Affairs
Ph: (204) 956-2025
Fax: (204) 947-9841
Email: gelliot@canwest.com